TERMS FOR AGREEMENT FOR FUTURE EQUITY
UNITONOMY, INC.
July 2020

The following is a summary of the proposed principal terms with respect to an agreement for the future issuance of equity by Unitonomy, Inc., a Delaware corporation (the "*Company*"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Agreement for future issuance of equity securities (the "**Issuance Agreement**").
Investors:	Investors through the WeFunder portal (the "**Investors**").
Qualified Financing:	In the event of an equity financing by the Company wherein the Company issues shares of any class (a "**Qualified Financing**"), the Company will automatically issue to the Investors a number of shares (the "**Shares**") in the capital of the Company, equal to the principal amount of the Issuance Agreement (the "**Purchase Amount**") divided by either: (i) the price per share equal to $5,000,000 (the "**Valuation Cap**") divided by the capitalization of the Company after the completion of the Qualified Financing; or (ii) the product of the price per share of the shares issued to the investors investing new money in the Company in connection with the Qualified Financing multiplied by 0.90, whichever calculation results in the greater number of Shares issued to Investors. The Shares will be of the same class and carry substantially the same rights as the shares issued in the Qualified Financing.
Liquidity Event:	If there is a change of control of the Company or the Company's initial public offering of ordinary shares in its capital (a "**Liquidity Event**") before the termination of the Issuance Agreement, the Investor will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the "Liquidity Price," which is generally defined as the price per share equal to the Valuation Cap divided by the capitalization of the Company immediately prior to the Liquidity Event.
Dissolution Event:	If there is a (i) voluntary termination of operations; (ii) a general assignment for the benefit of the Company's creditors; or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event) prior to the termination of the Issuance Agreement, whether voluntary or involuntary, the Company will pay the holder of the Issuance Agreement an amount equal to the Purchase Amount.
Not a Shareholder:	Until the Shares are issued to the Investor pursuant to the Issuance Agreement, the Investor shall not be treated as a shareholder of the Company and shall have no voting rights.
Non-Transferable:	The Issuance Agreements are not transferable without the prior written consent of the Company.
Conditions Precedent:	Usual and customary conditions precedent, including signing and delivering the Issuance Agreement, obtaining the applicable consents and approvals and complying with all applicable laws.

Legal Fees and Expenses:	The Company and the Investors shall bear their own respective fees and expenses incurred with respect to the transactions contemplated hereby.
Non-Binding and Binding Provisions:	This term sheet does not create, imply or infer any legally binding obligations and none of the parties have any legally binding obligations until final documents have been signed and delivered by all parties, except that the following provisions of this term sheet are intended to be legally binding on the Company and the Investors: (1) Legal Fees and Expenses and (2) Non-Binding and Binding Provisions.